

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

<u>Via E-mail</u>
Richard Chiang
Andes 1 Inc., Andes 2 Inc., and Andes 3 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

> **Re:** **Andes 1 Inc.**
> **Form 10-12(g)**
> **Filed July 7, 2014**
> **File No. 000-55238**
> **Andes 2 Inc.**
> **Form 10-12(g)**
> **Filed July 7, 2014**
> **File No. 000-55239**
> **Andes 3 Inc.**
> **Form 10-12(g)**
> **Filed July 7, 2014**
> **File No. 000-55240**

Dear Mr. Chiang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments.

If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

2. We note your statement in the fourth paragraph on page 6 that Mr. Chiang will devote 10 hours per week to your operations. We further note your statement in the fifth paragraph on page 9 that "management anticipates devoting no more than (25) twenty five hours per week to the Company's affairs in total." Please clarify or revise.

3. Please revise your disclosure to clarify that Mr. Chiang's agreement to contribute resources to the company is limited "as [his] resources allow" and that Tech Associates Inc.'s agreement to provide resources to the company contemplates a loan to be issued in certain circumstances, as opposed to a contribution upon demand.

Item 1A. Risk Factors, page 8

4. Please revise the risk factor entitled "Control by management" to clarify that future investors who receive common stock *will* have voting rights, even if they will not control the votes of the board of directors or stockholders, or explain how it is possible that future investors will not have voting rights.

5. Please revise the risk factor entitled "There is currently no trading market…" to discuss the fact that your stock is not listed on an exchange or quoted on an OTC market, it is not anticipated that this will occur prior to the completion of an acquisition of a private company, and there is no guarantee that this will ever occur.

6. We note the first paragraph on page 24. Please include a risk factor discussing this risk.

Item 2. Financial Information, page 14

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

7. Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital and discuss this estimate in this section and your risk factor section.

Item 5. Directors and Executive Officers, page 16

8. Please clarify Mr. Chiang's employment for the last five years in his biography, including

his employment from May 2012 to present.

Item 11. Description of Registrant's Securities to be Registered., page 26

Common Stock, page 26

9. We note your statement that "All of the outstanding shares of common stock are fully paid and non-assessable." It appears that this is a legal conclusion that should be attributed to counsel. Please attribute this statement to counsel, or remove this statement.

Preferred stock, page 27

10. We note your statement that the description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Trading of Securities in Secondary Market, page 27

11. Please indicate that you will need a market-maker to apply for the quotation of your common stock on the Over-the-Counter Bulletin Board, but there is no assurance that a market-maker or quotation will be obtained.

Signatures, page 30

12. We note that Mr. Chiang has signed the registration statement in his capacity as "President, Secretary, and Treasurer" of your company. We further note that you have not disclosed in Item 5 of your filing or elsewhere that Mr. Chiang holds the office of President. Please revise your disclosure to correct or explain any inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director